UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A.	Full Title of Plan: Humana Puerto Rico Retirement Savings Plan

B.	Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

Humana Puerto Rico Retirement Savings Plan
Index
December 31, 2011 and 2010

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits,
December 31, 2011 and 2010	3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2011 and 2010	4

Notes to Financial Statements	5–17

Supplemental Schedule

Schedule of Assets (Held at End of Year), December 31, 2011	18

Signatures	19

Exhibit Index	20

Note:  Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Humana Puerto Rico Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Humana Puerto Rico Retirement Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky
June 21, 2012

PricewaterhouseCoopers LLP, 500 West Main Street, Ste. 1800, Louisville, KY  40202-2941
T: (502) 589 6100, F: (502) 585 7875, www.pwc.com/us

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Humana Puerto Rico Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets

Investments, at fair value	$21,163,564	$17,798,995
Employer contributions receivable	50,872	934,944
Participant contributions receivable Notes receivable from participants	4,127 1,689,365	39,268 1,122,349
Accrued interest and dividends	7,118	6,822

Total assets	22,915,046	19,902,378

Liabilities

Accrued expenses	40,172	33,643

Total liabilities	40,172	33,643

Net assets reflecting investments at fair value	22,874,874	19,868,735

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(186,718)	(148,301)

Net assets available for benefits	$22,688,156	$19,720,434

The accompanying notes are an integral part of these financial statements.

3

Humana Puerto Rico Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,008,167	$1,906,863
Interest and dividend income	92,877	168,271
Total investment income	1,101,044	2,075,134

Contributions:
Participant	1,827,379	1,309,813
Employer (net of forfeitures)	1,748,400	1,573,170
Total contributions	3,575,779	2,882,983

Interest on notes receivable from participants	55,180	41,934

Total additions	4,732,003	5,000,051

Deductions from net assets attributed to:
Benefits paid to participants	1,637,951	1,128,502
Administrative expenses	126,330	111,570

Total deductions	1,764,281	1,240,072

Net increase	2,967,722	3,759,979

Net assets available for benefits:
Beginning of year	19,720,434	15,960,455

End of year	$22,688,156	$19,720,434

The accompanying notes are an integral part of these financial statements.

4

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Humana Puerto Rico Retirement Savings Plan (formerly known as the “Humana Puerto Rico 1165(e) Retirement Plan,” the “Plan”) is provided for general information purposes only. Participants should refer to the Plan or the Plan’s Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.

General

The Plan is a qualified defined contribution plan established for the benefit of the employees of Humana Inc. and its subsidiaries (the “Company” or “Humana”) who work in Puerto Rico (“eligible employees”) and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company is the sponsor (“Plan Sponsor”) and a committee appointed by the Company’s Board of Directors is the administrator (“Plan Administrator”) of the Plan. The Company appointed Schwab Retirement Plan Services as the recordkeeper. Banco Popular de Puerto Rico is the trustee and Charles Schwab Trust Company is the custodian.  On December 1, 2011, the Company renamed the plan the Humana Puerto Rico Retirement Savings Plan.

The Company appointed Evercore Trust Company, N.A. (“Evercore Trust Company”) as the named fiduciary and investment manager of the investment fund under the Plan that holds shares of common stock of the Company (the “Humana Unitized Stock Fund”).

Participant Accounts

Employees of the Company are generally eligible to participate upon employment. Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant's account is credited with the Participant's contributions, the Company's contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and an allocation of administrative expenses. Allocations are based on Participants' account balances as discussed further below.

Contributions

Contributions to the Plan by or on behalf of employees may be restricted in amount and timing so as to meet certain requirements of the Puerto Rico Internal Revenue Code, as amended (“PRIRC”). During the plan year ended December 31, 2011, the Plan maintained various accounts including the Pre-tax Savings Account, the Company Matching Account, the Retirement Account, and the Rollover Account, each as described below.

Pre-tax Savings Account

Eligible employees of the Company may participate in the Pre-tax Savings Account beginning on the employee’s date of hire. A Participant, through payroll deductions, may contribute not less than 1% nor more than 35% of the Participant's annual pre-tax compensation, not to exceed the PRIRC limitation in effect for the calendar year, which was $10,000 and $9,000 for 2011 and 2010, respectively. The Company automatically enrolls eligible employees at a contribution rate of 4% of compensation 45 days after their date of hire, unless the employee elects not to participate in the Pre-tax Savings Account or elects a different percentage up to 35%. Automatically enrolled Participants who have not made any contribution election will have their contributions automatically increased by 1% annually, effective with the beginning of the second plan year following the year of automatic enrollment, to a maximum of 6%. If an eligible employee does not want the automatic savings increase to apply, he/she must select a new contribution rate. Participants may change their contribution percentage at any time.

                                                                                                                                                                                                          5

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Effective July 1, 2010, participants who are age 50 or older and contribute the maximum Puerto Rico limit or Plan maximum limit may elect to contribute an additional amount, a “catch-up” contribution, up to $1,000 in 2011 and 2010, through payroll deductions in an amount not less than 1% nor more than 35% of the Participant's annual compensation.

            Company Matching Account

Effective January 1, 2011, the Company increased Company matching contributions, matching 125% of a Participant’s pre-tax contributions (including catch-up contributions) that do not exceed 6% of their eligible compensation. Matching contributions continue to be funded bi-weekly and follow the Participant’s investment elections. Rollover contributions are not matched. Through December 31, 2010, the Company’s matching contribution for any participating employee was equal to 100% of the first 1% of each pre-tax dollar the Participant contributed and 50% of the next 5% of each pre-tax dollar the Participant contributed up to a maximum of 6% of pre-tax contributions made by the Participant. The Company may increase, decrease, or cease matching contributions, with approval from the Board of Directors. Matching contributions are funded bi-weekly and follow the Participants' investment elections.

Retirement Account

Effective January 1, 2011, the Retirement Account was eliminated and replaced with increased Company matching contributions for the plan years beginning after the plan year ended December 31, 2010. Participants who were eligible for a Retirement Account contribution for the 2010 plan year received their final contribution in April 2011. For plan years through the year ended December 31, 2010, after an employee completed two years of service with the Company and had complied with certain other service requirements, the Company made annual contributions to the Retirement Account of the Plan on behalf of the employee. For the plan year ended December 31, 2010, the Company made an allocation to the Participants based on an amount equal to 4% of each participating employee's qualifying compensation earned during the plan year, plus 4% of any compensation that exceeded the Social Security taxable wage base. Contribution amounts were computed as of the end of each plan year and are non-forfeitable.

Rollover Account

The Plan allows Participants to rollover assets from other qualified retirement plans into this Plan.

Investment Options

Participants are responsible for investment decisions in all accounts, including Participant funded and Company funded accounts. Investments can be made among various investment options in 1% increments. In the absence of Participant directed allocation, contributions are invested in a Schwab Managed Retirement Trust FundTM based on a Participant's date of birth and estimated retirement date. In connection with a change in allocation of a Participant's or the Company's future contributions among the investment options or a change in the allocation of existing investments, the purchases and sales due to fund transfers are transacted at the funds’ end of day net asset value on the day the transaction is initiated.

Participant investment options consist of the Schwab Personal Choice Retirement Account (PCRA) and certain investment funds including mutual funds with registered investment companies and common/collective trust funds, which include the Humana Unitized Stock Fund and the Stable Value Fund. The PCRA is a self-directed brokerage account allowing Participants to make investments that are not included as one of the Plan’s options. Effective September 15, 2011, in-kind distributions are allowed from the PCRA. The Humana Unitized Stock Fund invests primarily in the Company's stock with a small portion held in a money market fund to provide liquidity and to accommodate daily transactions.

Each of the investment funds, including the Humana Unitized Stock Fund, is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Participant’s account based on the change in unit value for each fund in which the Participant has an account balance.

                                                                                                                                                                                                           6

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Vesting

Participant contributions are non-forfeitable. Generally, once a Participant has completed two years of service, the Company Matching Account contributions vest immediately and become non-forfeitable. The Retirement Account contributions are fully vested and non-forfeitable immediately.

Forfeitures

The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account. Unvested company Matching Account contributions are forfeited after a five year break in service, or as a result of withdrawal following termination of employment. Forfeited Company Matching Account contributions are available to reduce the amount of subsequent employer contributions. If a former Participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

For the years ended December 31, 2011 and 2010, forfeited nonvested accounts used to reduce employer contributions totalled $70,953 and $17,728, respectively. At December 31, 2011 and 2010, the balance of forfeited nonvested accounts available for reducing future employer contributions totaled $6,225 and $274, respectively.

Benefit Payments and Withdrawals

Withdrawals at Termination

Upon termination of employment, including retirement, death, or disability, the Plan may disburse funds. Terminated Participants may elect to either leave his/her money in the Plan, if their vested account balance is $1,000 or greater, or take a total distribution of their vested account balance. Partial distributions are not permitted. If a terminated Participant elects to leave their money in the Plan, he/she may request a subsequent withdrawal at any time for a total distribution of their vested account balance.

Participant’s distribution options include lump sum and installment payments.  Effective January 1, 2011, due to low demand, the purchase of an annuity is no longer a distribution option, but Participants still have the opportunity to purchase annuities outside of the Plan. Through December 31, 2010 benefits under the Plan were payable to terminated Participants through a lump sum distribution, installments not to exceed 20 years, or through purchase of an annuity.

In addition, the Plan permits Participants to roll over contributions to another qualified plan. A Participant must make a written request to the Plan for a direct rollover distribution. Rollovers must comply with certain requirements before the Plan will authorize the rollover distribution.

Participants requesting a lump sum distribution may do so in the form of cash or Humana common stock to the degree that their account is invested in the Humana Unitized Stock Fund. For terminated Participants with a vested account balance less than $1,000, a lump-sum cash distribution will be made if a rollover has not been elected.

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Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

            In Service Withdrawals

59 ½ Withdrawals

Participants who are 59 ½ or older may make withdrawals from eligible accounts in accordance with the terms of the Plan. The Plan contains restrictions relating to minimum withdrawal amounts and the frequency of withdrawals for each account.

Hardship Withdrawals

In the event funds are needed because of extreme financial hardship, as defined by law, the Participant may be allowed to make a withdrawal of their vested account balance from eligible accounts, as defined by the Plan.

Participant Loans

Participants may borrow from eligible accounts, as defined in the Plan. Generally, the aggregate amount of the loans to a Participant shall not exceed the lesser of $50,000 or 50% of the vested portion of eligible accounts. The minimum amount a Participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the Participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions. Loans are deducted proportionately from all accounts and all fund investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reporting of Fully Benefit-Responsive Investment Contracts

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 962 as it relates to fully benefit-responsive investment contracts, the Plan is required to report the Stable Value Fund’s investment contracts at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts of the Stable Value Fund because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the Statements of Net Assets Available for Benefits present the Stable Value Fund’s investment contracts at fair value and include an additional line item showing the adjustment of fully benefit-responsive investment contracts of the Stable Value Fund from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

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Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Investment Valuation and Income Recognition

Assets and liabilities measured at fair value are categorized into a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use. The fair value hierarchy includes three levels of inputs that may be used to measure fair value as described below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. This would include investments in collective trusts for which there are no quoted prices available for the units of the collective trust; however, the underlying investments are measured at fair value based on quoted prices or other observable inputs.

Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose value is determined  using pricing models, discounted cash flow methodologies, or similar techniques reflecting the Company’s own assumptions about the assumptions market participants would use as well as those requiring significant management judgment.

The Plan's investments are recorded at fair value. Investments in mutual funds of registered investment companies are valued based on the quoted net asset value of shares held by the Plan at year end. Investments in common/collective trusts are valued based on the net asset value of units held by the Plan at year end. There are no restrictions on Participant redemptions and there are no unfunded commitments for investments in common/collective trusts. Were the Plan to initiate a full redemption of certain common/collective trusts, however, the trustees of the common/collective trusts could impose restrictions to the extent it is determined a full redemption could disrupt the liquidity or management of the fund. The fair value of wrap contracts associated with the Stable Value Fund is determined based on the change in the present value of the contracts’ replacement cost. The PCRA is valued based on the quoted market prices of the underlying investments.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net realized gains or losses on the sale of investments together with unrealized appreciation or depreciation on investments are presented as net appreciation (depreciation) in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants in the Statements of Net Assets Available for Benefits.

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Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Payment of Benefits

Benefit payments to Participants are recorded when paid.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan from Plan assets and allocated to the Participants' accounts.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued new guidance intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. generally accepted accounting principles and those prepared in accordance with international financial reporting standards. While the new guidance is largely consistent with existing fair value measurement principles, it expands existing disclosure requirements for fair value measurements and makes other amendments which could change how existing fair value measurement guidance is applied. The new guidance will be effective for the Plan beginning with the filing of its Form 11-K for the year ended December 31, 2012.  We do not expect the adoption of this new guidance will have a material impact on the Plan's financial statements.

Reclassification

The prior year Statement of Changes in Net Assets Available for Benefits reflects the reclassification of interest on notes receivable from participants to conform to the current year presentation.

3.	STABLE VALUE FUND

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”) through a collective trust, the Stable Value Fund. The Stable Value Fund’s primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for Participant withdrawals and transfers. To accomplish these objectives, the Stable Value Fund invests primarily in investment contracts also known as synthetic GICs.  In a synthetic GIC, the underlying investments are owned by the Stable Value Fund. The Stable Value Fund purchases a wrapper contract from an insurance company or bank. The wrapper contracts serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates.  Each wrapper contract obligates the wrapper provider to maintain the “contract value” of the underlying investment. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses of the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by Participants in the Stable Value Fund for the underlying investments). The wrapper contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.

In general, if the contract value exceeds the fair value of the underlying investments (including accrued interest), the wrapper provider becomes obligated to pay that difference to the Stable Value Fund in the event that redemptions result in a total contract liquidation. In the event that there are partial redemptions that would otherwise cause the contract’s crediting rate to fall below zero, the wrapper provider is obligated to contribute to the Stable Value Fund an amount necessary to maintain the contract’s crediting rate of at least zero percent. The circumstance under which payments are made and the timing of payments between the Stable Value Fund and the wrapper provider may vary based on the terms of the wrapper contract.

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Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

The key factors that influence future interest crediting rates include:

•	The level of market interest rates

•	The amount and timing of Participant contributions, transfers, and withdrawals into/out of the Stable Value Fund

•	The investment returns generated by the fixed income investments that back the wrapper contract

•	The duration of the underlying fixed income investments backing the wrapper contract

Interest crediting rates are typically reset on a monthly or quarterly basis according to each contract. While there may be slight variations from one contract to another, most contracts use a formula that is based on the characteristics of the underlying fixed income portfolio. Over time, this crediting rate formula amortizes the Stable Value Fund’s realized and unrealized fair value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the fair value of the underlying investments, they can have a material impact on the contract's interest crediting rate. In addition, Participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the liquidation of the underlying investments at fair value, which also impacts the interest crediting rate. The resulting difference in the fair value of the underlying investments relative to the contract value is represented on the Plan's Statements of Net Assets Available for Benefits as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments. The embedded fair value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the contract value is less than the fair value of the underlying investments. The amortization of the embedded fair value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

The average yield earned by the Stable Value Fund for the synthetic GICs (which may differ from the interest rate credited to Participants in the Stable Value Fund) was 1.0% for 2011 and 1.9% for 2010. This average yield was calculated by dividing the annualized earnings of all investments in the Stable Value Fund (irrespective of the interest rate credited to Participants in the Stable Value Fund) by the fair value of all investments in the Stable Value Fund.

The average yield credited to Participants in the Stable Value Fund was 2.7% for 2011 and 3.6% for 2010. This average yield was calculated by dividing the annualized earnings credited to Participants for all investments in the Stable Value Fund (irrespective of the actual earnings of the investments in the Stable Value Fund) by the fair value of all investments in the Stable Value Fund.

In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a contract in order to switch to a different investment provider, or the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Company believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the fair value of the underlying investments.

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Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

The underlying investments of the Stable Value Fund’s synthetic GICs primarily consist of collective trust funds of the Invesco Group Trust for Retirement Savings (“IGT”), a collective trust managed by Invesco National Trust Company. These funds invest in fixed income securities of the highest credit quality, generally AAA. At December 31, 2011 and 2010, the Plan had an approximate 1% interest and the Humana Retirement and Savings Plan had an approximate 99% interest in the Stable Value Fund.

The Plan’s total investment in synthetic GICs held in the Fund as of December 31, 2011 and 2010, respectively, was as follows:

2011	Wrap/GIC Provider Credit Rating	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value	Contract Value

Synthetic Guaranteed Investment Contracts:
IGT Invesco Intermediate Government Fund – Bank of America NA wrap contract	A/2	$496,350	$615	$(34,317)	$462,648

IGT PIMCO AAA or Better Intermediate Fund – JP Morgan Chase wrap contract	A+/Aa1	570,664	3,721	(50,411)	523,974

IGT WAM AAA or Better Intermediate Fund – Monumental Insurance Company wrap contract	AA-/A1	658,147	592	(42,724)	616,015

IGT Invesco Short-term Bond Fund – NATIXIS Capital Markets wrap contract	A+/Aa3	641,944	-	(25,425)	616,519

IGT Invesco Short-term Bond Fund – Pacific Life Insurance Company wrap contract	A+/A1	144,060	-	(4,092)	139,968

IGT Invesco Short-term Bond Fund – State Street Bank wrap contract	AA-/Aa2	757,796	-	(29,749)	728,047

Total Synthetic Guaranteed Investment Contracts		3,268,961	4,928	(186,718)	3,087,171

Short-term Investments:
State Street Global Advisors Government Money Market Fund		508,300	-	-	508,300
Total		$3,777,261	$4,928	$(186,718)	$3,595,471

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Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

2010	Wrap/GIC Provider Credit Rating	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value	Contract Value

Synthetic Guaranteed Investment Contracts:
IGT Invesco Intermediate Government Fund – Bank of America NA wrap contract	A+/Aa3	$470,172	$2,597	$(28,147)	$444,622

IGT PIMCO AAA or Better Intermediate Fund – JP Morgan Chase wrap contract	AA-/Aa1	538,168	-	(34,871)	503,297

IGT WAM AAA or Better Intermediate Fund – Monumental Insurance Company wrap contract	AA-/A1	534,599	938	(29,142)	506,395

IGT Invesco Short-term Bond Fund – NATIXIS Capital Markets wrap contract	A+/Aa3	620,361	-	(24,412)	595,949

IGT Invesco Short-term Bond Fund – Pacific Life Insurance Company wrap contract	A+/A1	139,176	267	(3,332)	136,111

IGT Invesco Short-term Bond Fund – State Street Bank wrap contract	AA-/Aa2	731,964	-	(28,397)	703,567

Total Synthetic Guaranteed Investment Contracts		3,034,440	3,802	(148,301)	2,889,941

Short-term Investments:
State Street Global Advisors Government Money Market Fund		159,477	-	-	159,477
Total		$3,193,917	$3,802	$(148,301)	$3,049,418

4.	INVESTMENTS

The following table presents the fair value of investments at December 31, 2011 and 2010.  Investments that individually represent 5% or more of the Plan's net assets available for benefits have been separately identified.

	2011	2010

Stable Value Fund	$3,782,189	$3,197,719
Humana Unitized Stock Fund	3,420,805	2,390,006
Pimco Total Return Fund	2,437,521	2,129,059
Schwab Managed Retirement Trust 2040 Fund	2,004,343	1,691,759
EB Daily Broad Market Stock Index	1,572,058	-
Schwab Managed Retirement Trust 2030 Fund	1,560,609	1,145,257
Schwab Institutional Large Cap Value Trust Fund	1,223,191	1,172,014
Artisan International Growth Trust	1,193,809	1,169,695
State Street Russell All Cap Stock Index I Fund	-	1,421,744
Other investments (individually
less than 5% of Plan assets)	3,969,039	3,481,742
	$21,163,564	$17,798,995

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Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

During the years ended December 31, 2011 and 2010, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2011	2010

Mutual funds	$(35,7700)	$185,7211
Common collective trust funds	(307,9622)	1,242,6855
Humana Unitized Stock Fund	1,365,2500	476,0400
Personal Choice Retirement Account	(13,3511)	2,4177
Net appreciation in fair value of investments	$1,008,1677	$1,906,8633

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Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

The following table summarizes the fair value of the Plan’s investments at December 31, 2011 and 2010, respectively, for investments measured at fair value on a recurring basis:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011
Mutual funds:
Fixed income funds	$2,437,521	$2,437,521	$-	$-
Growth funds	1,001,953	1,001,953	-	-
Total mutual funds	3,439,474	3,439,474	-	-
Common/collective trust funds:
Target date funds	4,611,135	-	4,611,135	-
Index funds	2,584,289	-	2,584,289	-
Growth funds	2,091,180	-	2,091,180	-
Value funds	1,223,191	-	1,223,191	-
Total common/collective trust funds	10,509,795	-	10,509,795	-
Stable Value Fund	3,782,189	-	3,777,261	4,928
Humana Unitized Stock Fund	3,420,805	-	3,420,805	-
Personal Choice Retirement Account	11,301	11,301	-	-
Total investments	$21,163,564	$3,450,775	$17,707,861	$4,928

December 31, 2010
Mutual funds:
Fixed income funds	$2,129,059	$2,129,059	$-	$-
Growth funds	973,446	973,446	-	-
Total mutual funds	3,102,505	3,102,505	-	-
Common/collective trust funds:
Target date funds	3,381,419	-	3,381,419	-
Index funds	2,416,074	-	2,416,074	-
Growth funds	2,106,205	-	2,106,205	-
Value funds	1,172,014	-	1,172,014	-
Total common/collective trust funds	9,075,712	-	9,075,712	-
Stable Value Fund	3,197,719	-	3,193,917	3,802
Humana Unitized Stock Fund	2,390,006	-	2,390,006	-
Personal Choice Retirement Account	33,053	33,053	-	-
Total investments	$17,798,995	$3,135,558	$14,659,635	$3,802

There were no material transfers between Level 1 and 2 during 2011 or 2010.

                                                                                                                                                                                                          15

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

During the year ended December 31, 2011 and 2010, the changes in the fair value of the Plan’s investments measured using significant unobservable inputs (Level 3) were comprised of the following:

	Stable Value Fund (1)
	2011	2010

Beginning balance at January 1	$3,802	$2,968
Change in unrealized appreciation	1,126	834
Balance at December 31	$4,928	$3,802

(1) Represents the Plan’s proportionate interest in the Stable Value Fund’s wrap contracts.

5.	INCOME TAX STATUS

The Plan was restated on January 1, 2009 to be compliant with Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994 (Puerto Rico IRC).  A favorable tax status determination letter dated July 7, 2010 was obtained from the Treasury Department of the Commonwealth of Puerto Rico. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the Puerto Rico IRC.

The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Treasury Department of the Commonwealth of Puerto Rico.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2007.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common/collective trust funds managed by the trustee. Therefore, transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan Participants, both of which qualify as related parties to the Plan and also are exempt from prohibited transaction rules.

For the year ended December 31, 2011, 41,210 units of the Humana Unitized Stock Fund were purchased for $1,079,948 and 52,869 units of the Humana Unitized Stock Fund were sold for $1,414,399. For the year ended December 31, 2010, 24,658 units of the Humana Unitized Stock Fund were purchased for $443,450 and 33,060 units of the Humana Unitized Stock Fund were sold for $593,868. At December 31, 2011 and 2010, the fair value of the Humana Unitized Stock Fund was $3,420,805 and $2,390,006, respectively, which represented 16.2% and 13.4%, respectively, of the fair value of all investments held by the Plan.

The Company has authorized Evercore Trust Company with sole responsibility for deciding whether to restrict investment in the Humana Unitized Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in the Humana Unitized Stock Fund in certain limited circumstances. In the event Evercore Trust Company determined to sell or dispose of stock in the Humana Unitized Stock Fund, Evercore Trust Company would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of the Company’s common stock.

                                                                                                                                                                                                       16

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities as discussed in Note 4. Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Plan’s exposure to concentrations of credit risk is limited by diversification of investments across all Participant directed fund elections. In addition, the investments within each Participant directed fund election are further diversified into various financial instruments, with the exception of the Humana Unitized Stock Fund which principally invests in Humana common stock. If a Participant selects the PCRA option, the Participant directs whether and how such amounts will be diversified.

   8.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per the financial statements	$22,688,156	$19,720,434
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	186,718	148,301
Net assets available for benefits per the Form 5500	$22,874,874	$19,868,735

The following is a reconciliation of the net change in net assets available for benefits per the financial statements for the year ended December 31, 2011 to the Form 5500:

December 31, 2011

Net increase in net assets available for benefits per the financial statements	$2,967,722
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	38,417
Net increase in net assets available for benefits per the Form 5500	$3,006,139

                                                                                                                                                                                                             17

Humana Puerto Rico Retirement Savings Plan
Plan #004  EIN #61-0647538
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

Identity of Issue and Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value

REGISTERED INVESTMENT COMPANY (MUTUAL FUNDS):
Pimco Total Return Fund	$2,437,521
Prudential Jennison Small Company Z	1,001,953
Total Mutual Funds	3,439,474

COMMON/COLLECTIVE TRUSTS:
*Humana Unitized Stock Fund:
Humana Common Stock	3,290,997
State Street Global Advisors Government Money Market Fund	129,808
Total Humana Unitized Stock Fund	3,420,805
EB Daily Broad Market Stock Index	1,572,058
*Schwab Institutional Large Cap Value Trust Fund Artisan International Growth Trust EB Daily Liquidity Small Cap Stock Index	1,223,191 1,193,809 1,012,231
Neuberger Berman Large Cap Disciplined Growth Fund	897,371
*Schwab Managed Retirement Trust 2010 Fund Class IV	110,195
*Schwab Managed Retirement Trust 2020 Fund Class IV	489,947
*Schwab Managed Retirement Trust 2030 Fund Class IV	1,560,609
*Schwab Managed Retirement Trust 2040 Fund Class IV *Schwab Managed Retirement Trust 2050 Fund Class IV	2,004,343 408,458
*Schwab Managed Retirement Trust Income Fund Class IV	37,584
Stable Value Fund:
IGT Invesco Intermediate Government Fund – Common/Collective Trust	496,350
Bank of America NA Synthetic GIC Wrap Contract #99-049	615

IGT PIMCO AAA or Better Intermediate Fund – Common/Collective Trust	570,664
JP Morgan Chase Synthetic GIC Wrap Contract #433120-TH	3,721

IGT WAM AAA or Better Intermediate Fund – Common/Collective Trust	658,147
Monumental Insurance Company Synthetic GIC Wrap Contract #MDA-00640TR	592

IGT Invesco Short-term Bond Fund – Common/Collective Trust	641,944
NATIXIS Capital Markets Synthetic GIC Wrap Contract #1237-02	-

IGT Invesco Short-term Bond Fund – Common/Collective Trust	144,060
Pacific Life Insurance Synthetic GIC Wrap Contract #G-26956.01.0001	-

IGT Invesco Short-term Bond Fund – Common/Collective Trust	757,796
State Street Bank Synthetic GIC Wrap Contract #103104	-

Short-term Investment Fund State Street Global Advisors Contract #CSCI	508,300
Total Stable Value Fund	3,782,189
Total Common/Collective Trusts	17,712,790

OTHER INVESTMENTS:
Personal Choice Retirement Account – Self-directed Brokerage Account * Notes Receivable from Participants, Interest Rate: 4.25%-8.75%, with Maturity Dates: 2012-2021	11,301 1,684,555
Total	$22,848,120

  *Party-in-interest to the Plan.

                                                                                                                                                                                                       18

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Puerto Rico Retirement Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA PUERTO RICO RETIREMENT SAVINGS PLAN

BY:

/s/ James H. Bloem
James H. Bloem
Senior Vice President,
Chief Financial Officer
and Treasurer (Principal Financial Officer)

June 21, 2012

                                                                                                                                                                                                       19

Exhibit Index

Exhibit 23                                                      Consent of Independent Registered Public Accounting Firm

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